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January 24, 2008

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mary A. Cole, Senior Counsel
Via Facsimile: 202-551-6945

  Re:
  BlackRock Defined Opportunity Credit Trust (the "Trust")
  Form N-2 Registration Statement No. 333-146252
  Investment Company Act File No. 811-22126

Dear Mr. Thompson:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on December 19, 2007 and the Preliminary Prospectus dated December 19, 2007, began on December 19, 2007 and is expected to conclude at approximately 5:00 p.m., New York City time, on January 28, 2008, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 135,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., New York City time, on January 28, 2008, or as soon as possible thereafter.

Very truly yours,
MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
On behalf of the several Underwriters
By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
/s/ MICHELE A.H. ALLONG
Name:	Michele A.H. Allong
Title:	Assistant Vice President